# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: GENESCO INC, CIK 0000018498
CUSIP: 371532102
Title of class of securities: Common Stock, $1.00 par value
Address of issuer's principal executive offices: 535 MARRIOTT DRIVE, 12TH FLOOR, NASHVILLE, Tennessee (TN), 37214
Date of event which requires filing of this statement: 08/03/2026
Amends the filing with accession number 0000921895-26-000992
Filed by CIK 0001380585
Persons authorized to receive notices and communications: BRADLEY L. RADOFF, 2727 Kirby Drive, Unit 29L, Houston, Texas (TX), 77098, 713-482-2196; CHRISTOPHER MARTIN, JUMANA CAPITAL INVESTMENTS LLC, 1717 St. James Place, Suite 335, Houston, Texas (TX), 77056, 281-915-2704; RYAN NEBEL, OLSHAN FROME WOLOSKY LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- Radoff Bradley Louis (CIK 0001380585): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 480,000; shared voting power 0; sole dispositive power 480,000; shared dispositive power 0; aggregate amount beneficially owned 480,000 (4.3% of the class)
- Jumana Capital Investments LLC (CIK 0002036142): type of reporting person: other (OO); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 535,000; sole dispositive power 0; shared dispositive power 535,000; aggregate amount beneficially owned 535,000 (4.8% of the class)
- Martin Christopher Ross (CIK 0002041913): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 535,000; sole dispositive power 0; shared dispositive power 535,000; aggregate amount beneficially owned 535,000 (4.8% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $1.00 par value
Name of issuer: GENESCO INC
Address of issuer's principal executive offices: 535 MARRIOTT DRIVE, 12TH FLOOR, NASHVILLE, Tennessee (TN), 37214

## Item 2. Identity and Background
Name of person filing:
Item 2(a) is hereby amended to add the following:

On August 3, 2026, the Reporting Persons mutually agreed in writing to cease the coordination of their activities with respect to the Issuer (the "Termination Agreement"). In connection with the Termination Agreement, which is attached as Exhibit 99.1 hereto and incorporated herein by reference, the Reporting Persons are no longer members of a Section 13(d) group and shall cease to be Reporting Persons immediately after the filing of this Amendment No. 3 to the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated to read as follows:

The Shares directly owned by Mr. Radoff were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 480,000 Shares directly owned by Mr. Radoff is approximately $13,776,359, including brokerage commissions.

The Shares purchased by Jumana Capital were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 535,000 Shares directly owned by Jumana Capital is approximately $16,438,218, including brokerage commissions.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based on 11,106,973 Shares outstanding as of June 11, 2026, which is the total number of Shares outstanding as disclosed in the Issuer's definitive proxy statement on Schedule 14A filed with the Securities and Exchange Commission on June 15, 2026.

As of the date hereof, Mr. Radoff directly beneficially owned 480,000 Shares, constituting approximately 4.3% of the Shares outstanding.

As of the date hereof, Jumana Capital directly beneficially owned 535,000 Shares, constituting approximately 4.8% of the Shares outstanding. Mr. Martin, as the Manager of Jumana Capital, may be deemed the beneficial owner of the 535,000 Shares owned by Jumana Capital, constituting approximately 4.8% of the Shares outstanding.

Each Reporting Person disclaims beneficial ownership of the Shares that he or it does not directly own.
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated to read as follows:

The transactions in securities of the Issuer by the Reporting Persons since the filing of Amendment No. 2 to the Schedule 13D are set forth in Exhibit 1 and are incorporated herein by reference. All of such transactions were effected in the open market unless otherwise noted therein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class:
Item 5(e) is hereby amended and restated to read as follows:

As of August 3, 2026, effective upon the Termination Agreement, the Reporting Persons ceased to collectively beneficially own over 5% of the Shares.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended to add the following:

On August 3, 2026, the Reporting Persons executed the Termination Agreement, thereby terminating the coordination of their activities with respect to the Issuer. A copy of the Termination Agreement is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add the following exhibits:

1 - Transactions in Securities.

99.1 - Termination Agreement, dated August 3, 2026.

## Signatures
- Radoff Bradley Louis: /s/ Bradley L. Radoff, Bradley L. Radoff (08/03/2026)
- Jumana Capital Investments LLC: /s/ Christopher R. Martin, Christopher R. Martin, Manager (08/03/2026)
- Martin Christopher Ross: /s/ Christopher R. Martin, Christopher R. Martin (08/03/2026)